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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1
INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

EXEGENICS INC.
(Exact name of registrant as
specified in its corporate charter)

Delaware	00-26078	75-2402409
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

eXegenics Inc.
2110 Research Row
Dallas, Texas 75235
(Address of principal executive offices)

(214) 358-2000
(Registrant's telephone number, including area code)

eXegenics Inc.
2110 Research Row
Dallas, Texas 75235
(214) 358-2000

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

        This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder, as part of the Solicitation / Recommendation Statement on Schedule 14D-9 of eXegenics Inc., a Delaware corporation ("eXegenics"). You are receiving this Information Statement in connection with the possible election of persons designated by AVI BioPharma, Inc., an Oregon corporation ("AVI"), to a majority of seats on the board of directors of eXegenics. The date of this Information Statement is July 25, 2003.

        On July 16, 2003, eXegenics entered into an Agreement and Plan of Merger (the "Merger Agreement") with AVI and Elk Acquisition Inc., a Delaware corporation and wholly-owned subsidiary of AVI ("Elk Acquisition"), pursuant to which AVI is proposing to acquire all of the outstanding shares of eXegenics Common Stock, par value $0.01 per share (the "Common Stock"), and eXegenics Series A Convertible Preferred Stock, par value $0.01 per share (the "Preferred Stock" and, together with the Common Stock, the "Capital Stock"), by means of an exchange offer and a subsequent merger. If closed, the merger will result in a change of eXegenics' management, board of directors and securities ownership.

        Through Elk Acquisition, AVI is offering, upon the terms and subject to the conditions described in the prospectus contained in the registration statement on Form S-4 filed by AVI with the Securities and Exchange Commission (the "SEC") on July 25, 2003 (the "Prospectus") and in the related letters of transmittal, to exchange 0.103 of a share of AVI Common Stock, par value $0.0001 per share (the "AVI Common Stock"), for each outstanding share of eXegenics Common Stock that is validly tendered and not withdrawn on or before the expiration date of the exchange offer, and 0.155 of a share of AVI Common Stock for each outstanding share of eXegenics Preferred Stock that is validly tendered and not withdrawn on or before the expiration date of the exchange offer. Each stockholder who tenders shares of eXegenics Capital Stock in the exchange offer will be entitled to receive cash in lieu of any fractional share of AVI Common Stock that would otherwise have been delivered to such stockholder in connection with the exchange offer, after aggregating all fractional shares of AVI Common Stock that would otherwise have been issued to such stockholder.

        The exchange offer is conditioned on the valid tender and acceptance for exchange by AVI of a number of shares of Capital Stock equal to at least a majority of the sum of (i) the total number of shares of Capital Stock then outstanding, plus (ii) at AVI's option, an additional number of shares not exceeding the number of shares of Common Stock issuable upon the exercise of all in-the-money stock options and warrants. AVI may not waive this condition without eXegenics' consent. In addition, AVI's obligation to accept shares of eXegenics Capital Stock for exchange pursuant to the exchange offer is subject to several other conditions as described in the Prospectus.

        Promptly after completion of the exchange offer, AVI intends to merge Elk Acquisition with eXegenics. Upon completion of the merger, each share of Common Stock which has not been tendered and accepted for exchange in the exchange offer (other than shares held by AVI, Elk Acquisition or eXegenics) will be converted into the right to receive 0.103 of a share of AVI Common Stock, and each share of Preferred Stock which has not been tendered and accepted for exchange in the exchange offer

(other than shares held by AVI, Elk Acquisition or eXegenics) will be converted into the right to receive 0.155 of a share of AVI Common Stock, unless the holder properly perfects his or her appraisal rights under Delaware law. Each stockholder whose shares of Capital Stock are converted into the right to receive shares of AVI Common Stock in the merger will be entitled to receive cash in lieu of any fractional share of AVI Common Stock that would otherwise have been delivered to such stockholder in connection with the merger, after aggregating all fractional shares of AVI common stock that would otherwise have been issued to such stockholder. AVI seeks to acquire ownership of 100% of the outstanding shares of eXegenics Capital Stock through the exchange offer and subsequent merger.

        The eXegenics board of directors has unanimously approved the Merger Agreement, determined that the exchange offer and the merger are fair to, and in the best interests of, the holders of Common Stock and the holders of Preferred Stock and recommends that eXegenics stockholders accept the exchange offer and tender their shares of Capital Stock pursuant to the exchange offer.

        Effective upon the acceptance for payment of shares of eXegenics Capital Stock pursuant to the exchange offer, AVI will be entitled to designate to serve on eXegenics' board of directors the number of directors, rounded up to the next whole number, determined by multiplying:

  •
  the total number of directors on eXegenics' board of directors (giving effect to any increase in the size of eXegenics' board of directors effected in accordance with the Merger Agreement); by

  •
  the percentage that the number of shares of eXegenics Capital Stock owned by AVI (including shares of eXegenics Capital Stock accepted for exchange pursuant to the exchange offer) bears to the total number of shares of eXegenics Capital Stock then outstanding.

        Under the terms of the Merger Agreement, upon AVI's request, eXegenics is required to take all action necessary to cause AVI's designees to be elected or appointed to eXegenics' board of directors, including increasing the number of authorized directors or obtaining resignations of incumbent directors, or both. In addition, in connection with AVI's designation of directors, eXegenics is required to obtain and deliver to AVI the resignation of each officer of eXegenics and, with respect to each committee of the board of directors, eXegenics is required to cause directors designated by AVI to constitute at least the same percentage as the directors designated by AVI that are represented on eXegenics' board of directors.

        The exchange offer and withdrawal rights will expire at 12:00 midnight, New York time, on August 22, 2003, unless the exchange offer is extended. Shares tendered pursuant to the exchange offer may be withdrawn at any time before the expiration of the exchange offer, but not during any subsequent offering period.

        This Information Statement is being mailed to stockholders of record as of July 25, 2003 and filed with the Securities and Exchange Commission on July 25, 2003.

        NO VOTE OR OTHER ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THIS INFORMATION STATEMENT OR THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR. WE ARE NOT ASKING FOR A PROXY AND YOU ARE NOT REQUESTED TO SEND US A PROXY.

CHANGE IN CONTROL

        On July 16, 2003, eXegenics entered into the Merger Agreement with AVI, providing for Elk Acquisition to acquire all of the outstanding shares of eXegenics Capital Stock by means of an exchange offer and a subsequent merger. If closed, the merger will result in a change of eXegenics' management, board of directors and securities ownership. The transaction is described more fully herein.

VOTING SECURITIES OF EXEGENICS

        As of July 17, 2003, there were 16,184,486 shares of Common Stock issued and outstanding and 910,857 shares of Preferred Stock issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter which may come before a meeting of the stockholders. Each share of Preferred Stock entitles the holder to one vote on each matter which may come before a meeting of the stockholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The table below shows the number of shares of our Common Stock and Preferred Stock beneficially owned as of July 17, 2003 by the following persons:

  •
  each stockholder known by us to beneficially own more than 5% of the outstanding shares of either the Common Stock or Preferred Stock;

  •
  each current member of the board of directors;

  •
  our President and Chief Executive Officer and each of our four most highly compensated executive officers (other than the Chief Executive Officer) who earned more than $100,000 during the fiscal year ended December 31, 2002, collectively referred to below as our named executive officers; and

  •
  all directors and named executive officers as a group.

        To our knowledge and unless otherwise indicated, each person in the table has sole voting power and investment power, or shares such power with his or her spouse, with respect to all shares of Capital Stock listed as owned by such person.

        The number of shares beneficially owned by each stockholder is determined under the rules promulgated by the SEC. The information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and any shares as to which the individual has the right to acquire beneficial ownership within 60 days after July 17, 2003 through the exercise of any option, warrant or other right. The inclusion in the following table of those shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of those shares.

	Common Stock		Series A Preferred Stock
Name and Address of Beneficial Owner(1)	Number	Percent of Class(2)	Number	Percent of Class(3)	Percent of all Outstanding Securities(4)
Bruce Meyers(5)	1,885,270	11.20%	35,433	3.89%	11.06%
Joseph M. Davie, Ph.D.(6)	50,000	*	—	—	*
Robert J. Easton(7)	125,000	*	—	—	*
Ronald L. Goode, Ph.D.(8)	745,030	4.43%	—	—	4.36%
Walter M. Lovenberg, Ph.D.(9)	209,500	1.28%	—	—	1.23%
David E. Riggs(10)	82,200	*	—	—	*
Arthur P. Bollon, Ph.D.(11)	757,900	4.52%	—	—	4.43%
Joan H. Gillett(12)	61,000	*	—	—	*
Robert J. Rousseau, Ph.D.(13)	1,000	*	—	—	*
Directors and executive officers as a group (8 persons)(14)	2,031,600	11.34%	35,433	3.89%	11.88%

*
Less than 1%.

(1)
Except as otherwise indicated, the address of each beneficial owner is c/o eXegenics Inc., 2110 Research Row, Dallas, Texas 75235.

(2)
Calculated on the basis of 16,184,486 shares of Common Stock outstanding as of July 17, 2003, except that shares of Common Stock underlying options and warrants exercisable within 60 days of the date hereof are deemed to be outstanding for purposes of calculating the percentage of beneficial ownership of securities of the holder of such options or warrants. This calculation excludes shares of Common Stock issuable upon the conversion of Preferred Stock.

(3)
Calculated on the basis of 910,857 shares of Preferred Stock outstanding.

(4)
Calculated on the basis of an aggregate of 16,184,486 shares of Common Stock and 910,857 shares of the Preferred Stock outstanding as of July 17, 2003, except that shares of Common Stock underlying options and warrants exercisable within 60 days of the date hereof are deemed to be outstanding for purposes of calculating the percentage of beneficial ownership of securities of the holder of such options or warrants.

(5)
Mr. Meyers' address is c/o Roan/Meyers Associates, L.P., 45 Broadway, New York, New York 10004. Mr. Meyers is the sole stockholder, officer and director of the corporate general partner of Roan/Meyers Associates, L.P., or RMA (formerly, Janssen-Meyers Associates, L.P.). Mr. Meyers' beneficial ownership consists of 35,800 shares of Common Stock held by The Meyers Foundation, of which Mr. Meyers has voting control, and the following securities owned by RMA: (i) 1,444,470 shares of Common Stock, (ii) 125,000 shares of Common Stock issuable upon the exercise of currently exercisable two-year warrants issued in 2001 to RMA, and (iii) 250,000 shares of Common Stock issuable upon the exercise of currently exercisable five-year warrants issued in 2002 to RMA, and does not include 35,433 shares of Common Stock issuable upon the conversion of 35,433 shares of Preferred Stock. Except with respect to the warrants issued in 2001 and 2002, this information was obtained from the last Schedule 13D filed by Mr. Meyers, which was filed with the SEC on June 1, 2000.

(6)
Ownership consists of options to purchase 50,000 shares of Common Stock currently exercisable.

(7)
Ownership consists of options to purchase 125,000 shares of Common Stock currently exercisable.

(8)
Ownership consists of 111,700 shares of Common Stock and options to purchase 633,330 shares of Common Stock that are currently exercisable or exercisable within 60 days of July 17, 2003. Does not include options to purchase 66,670 shares of Common Stock not exercisable within 60 days of July 17, 2003.

(9)
Ownership consists of 4,500 shares of Common Stock and options to purchase 205,000 shares of Common Stock currently exercisable or exercisable within 60 days of July 17, 2003. Does not include options to purchase 31,500 shares of Common Stock not exercisable within 60 days of July 17, 2003.

(10)
Ownership consists of 7,200 shares of Common Stock and options to purchase 75,000 shares of Common Stock currently exercisable or exercisable within 60 days of July 17, 2003. Does not include options to purchase 150,000 shares of Common Stock not exercisable within 60 days of July 17, 2003.

(11)
Ownership consists of 167,900 shares of Common Stock and options to purchase 590,000 shares of Common Stock currently exercisable or exercisable within 60 days of July 17, 2003.

(12)
Ownership consists of 1,000 shares of Common Stock and options to purchase shares of 60,000 shares of Common Stock currently exercisable or exercisable within 60 days of July 17, 2003.

(13)
Ownership consists of 1,000 shares of Common Stock and all options to purchase shares of Common Stock have expired.

(14)
Ownership consists of 293,300 shares of Common Stock and options to purchase an aggregate of 1,738,330 shares of Common Stock, which are currently exercisable or exercisable within 60 days of July 17, 2003. Does not include options to purchase 248,170 shares of Common Stock not exercisable within 60 days of July 17, 2003.

MANAGEMENT

        The information contained below was disseminated to eXegenics stockholders in eXegenics' Proxy Statement dated April 15, 2003, in connection with our 2003 Annual Meeting of Stockholders which was held on June 17, 2003. Such information pertains to the year ended December 31, 2002. Subsequent to the mailing of the Proxy Statement, the following changes occurred in eXegenics' management:

  •
  on May, 15, 2003, Dr. Ira J. Gelb and Mr. Irwin C. Gerson resigned as directors of eXegenics;

  •
  on May 19, 2003, the service of Mr. Gary Frashier as a director of and consultant to eXegenics ended; and

  •
  on May 19, 2003, Joseph M. Davie, M.D., Ph.D. was elected to the Audit Committee of the board and Walter M. Lovenberg, Ph.D. was elected lead director.

The Board of Directors

        Information regarding eXegenics' current and incoming board of directors appears below. As described above, upon the acceptance for payment of shares of eXegenics Capital Stock pursuant to the exchange offer, AVI will be entitled to designate to serve on eXegenics' board of directors the number of directors, rounded up to the next whole number, determined by multiplying:

  •
  the total number of directors on eXegenics' board of directors (giving effect to any increase in the size of eXegenics' board of directors effected in accordance with the Merger Agreement); by

  •
  the percentage that the number of shares of eXegenics' Capital Stock owned by AVI (including shares of eXegenics Capital Stock accepted for exchange pursuant to the exchange offer) bears to the total number of shares of eXegenics Capital Stock then outstanding.

        Under the terms of the Merger Agreement, upon AVI's request on or after the acceptance date for the exchange offer, eXegenics is required to take all action necessary to cause AVI's designees to be elected or appointed to eXegenics' board of directors, including increasing the number of authorized directors and obtaining resignations of incumbent directors, or both.

Information Concerning Current Directors and Officers of eXegenics

Name	Age	Position with eXegenics
Joseph M. Davie, M.D., Ph.D.	63	Director
Robert J. Easton	58	Director
Ronald L. Goode, Ph.D.	59	President, Chief Executive Officer, Chairman of the Board and Directors
Walter M. Lovenberg, Ph.D.	66	Director
David E. Riggs	51	Vice President, Chief Business Officer and Chief Financial Officer

        Joseph M. Davie, M.D., Ph.D. was elected a director in March of 2003. He has held key management positions at Biogen (Vice President and then Senior Vice President of Research 1993-2000), and G.D. Searle (Senior Vice President of Research, 1987-1989; President of Research and Development, 1987-1992; Corporate Senior Vice President of Science and Technology, 1993). Prior to that, he was a professor at Washington University School of Medicine, St. Louis, first as Associate Professor of Pathology (1972-1975), then as Professor and Head of the Department of Microbiology and Immunology (1975-1987). His training includes a Ph.D. from Indiana University (1966), an M.D. from Washington University (1968), internship and residency training in pathology from Barnes Hospital, St. Louis, and the National Cancer Institute, Bethesda, MD, and post-doctoral training at

Washington University and the National Institutes of Health. He has served on a variety of advisory panels and councils and was elected to the Institute of Medicine in 1987. He currently serves on the boards of one NASDAQ-listed company, Targeted Genetics Corporation, and several private companies.

        Robert J. Easton was elected to the board of directors in December 2000. Mr. Easton is Chairman of Easton Associates LLC. Prior to this latest venture, he spent 19 years as a management consultant, most recently as Managing Director with IBM Healthcare Consulting ("IBM"). Prior to IBM, Mr. Easton served as President of the Wilkerson Group, also a health care consulting concern. Mr. Easton has executed proprietary studies in a wide variety of medical products and service fields. His areas of expertise include pharmaceuticals, biotechnology and in vitro diagnostics. Mr. Easton is a frequent speaker for medical industry and investment groups in the U.S. and Europe. He is a director of CollaGenex Pharmaceuticals and Cepheid, Inc., both NASDAQ-listed companies. Mr. Easton is also a director of a private company, the former President of the Biomedical Marketing Association and Special Limited Partner of Advanced Technology Ventures. Mr. Easton received an M.B.A. from Harvard Graduate School of Business Administration and undergraduate degrees in Chemical Engineering from Rice University.

        Ronald L. Goode, Ph.D. was named President and Chief Executive Officer and elected to the board of directors on March 21, 2001. On December 9, 2002, Dr. Goode was elected as Chairman of the board of directors. Dr. Goode has held key management positions at G. D. Searle & Co. (Corporate Senior Vice President and President of Asia/Pacific World Area from 1995 to 1997, President of Searle International from 1991 to 1995, and Senior Vice President of Commercial Development from 1986 to 1989) and before that at Pfizer Pharmaceuticals (Vice President of Clinical Research and Scientific Affairs from 1985 to 1986 and Director of Marketing Research in 1980). He has an extensive record of success in business development, having been responsible for many of Searle's acquisitions, including DayPro®, which became Searle's largest selling drug. Dr. Goode has supervised clinical development programs that led to the filing of over a dozen New Drug Approval applications, including Procardia XL® and Ambien®. From 1997 to 1999, Dr. Goode was President and CEO of Unimed Pharmaceuticals, Inc. He formed the consulting company Pharma-Links in 1999 with the mission of being the "link" between pharmaceutical companies to help them create alliances, form joint ventures and effect various transactions. In 2000, Dr. Goode and his wife spent a sabbatical with his 'charity of choice', Mercy Ships. Dr. Goode also serves on the board of directors of several not-for-profit organizations. Dr. Goode received his Ph.D. in Microbiology from the University of Georgia.

        Walter M. Lovenberg, Ph.D. has been one of our directors since August 1995. From 1989 to 1993, Dr. Lovenberg served as Executive Vice President and member of the board of directors of Marion Merrell Dow Inc. Dr. Lovenberg also served as President of the Marion Merrell Dow Research Institute from 1989 to 1993 and Vice President from 1986 through 1989. Prior to joining Marion Merrell Dow in 1958, Dr. Lovenberg was a Senior Scientist and Chief of Biochemical Pharmacology at the National Institutes of Health. Dr. Lovenberg has served as President of Lovenberg Associates, Inc. since 1993. From 1997 to 2000, Dr. Lovenberg served as Chief Executive Officer of Helicon Therapeutics Inc., a private company. Dr. Lovenberg currently serves as a director of the following public companies: OSI Pharmaceuticals, Inc. and Inflazyme, Inc. Dr. Lovenberg serves on the Scientific Advisory Board of Guilford Pharmaceuticals, Inc., a NASDAQ-listed company. Dr. Lovenberg is also a director of several private biotechnology companies including Helicon Therapeutics, Inc., Proquest Pharmaceuticals, Inc., and Merrimack Pharmaceuticals, Inc. Dr. Lovenberg received a Ph.D. in Biochemistry from George Washington University in 1962, and prior to that, a B.S. in Biochemistry and a M.S. in Agriculture from Rutgers University. Dr. Lovenberg, who serves as Executive Editor of Analytical Biochemistry, is a consulting editor to several scientific journals. Dr. Lovenberg has been the recipient of many awards, including a Fulbright-Hays Senior Scholar Award and a Public Health Service

Superior Service Award. Dr. Lovenberg is a member of the American College of Neuropsychopharmacology, the American Society of Neurochemistry and the American Society of Biochemistry and Molecular Biology.

        David E. Riggs joined us in March 2003 as Vice President, Chief Business Officer and Chief Financial Officer. Mr. Riggs most recently was Founder and President of EMLIN Bioscience. From 2000 to 2001 he was Senior Vice President and Chief Financial Officer of Celera Genomics Group (previously Axys Pharmaceuticals, Inc.—NASDAQ: AXPH). From 1992 to 2000 he was with Unimed Pharmaceuticals, Inc. (previously NASDAQ: UMED) where he was Senior Vice President of Business Operations and prior to that, Chief Financial Officer and Secretary. Mr. Riggs also served as Chief Financial Officer of NeoPharm, Inc. (NASDAQ: NEOL) and VideoCart, Inc. (formerly NASDAQ: VCRT). He has held financial management positions at Fujisawa Healthcare, Inc. and GATX Corporation. He is a certified public accountant having earned a B.S. from the University of Illinois and an M.B.A. from DePaul University.

        The business address of each of the directors and officers is c/o eXegenics Inc., 2210 Research Row, Dallas, Texas 75235.

Information Concerning AVI Designees

        AVI has informed eXegenics that it will choose the AVI designees to the board of directors from the directors and executive officers of AVI and Elk Acquisition listed in Schedule I to the Prospectus, a copy of which is being mailed to eXegenics' stockholders together with the Schedule 14D-9. AVI has informed eXegenics that each of the directors and executive officers listed in Schedule I to the Prospectus has consented to act as a director of eXegenics, if so designated. The name, address, principal occupation or employment and five-year employment history for each such person is set forth in such Schedule I. The information on such Schedule I is incorporated herein by reference.

        It is expected that the AVI designees will assume office following the acceptance for purchase by Elk Acquisition of the specified minimum number of shares of eXegenics Common Stock pursuant to the tender offer.

Committees of the Board of Directors and Meetings

        Committee Structure.    During 2002, our board of directors had three permanent committees (Audit Committee, Compensation and Organization Committee and Nominating Committee) and one ad hoc committee (Business Development Task Force). Subsequent to the enactment of the Sarbanes-Oxley Act of 2002, our board determined it to be in the best interest of our stockholders to begin reorganizing the board's committee structure in anticipation of implementation of provisions of Sarbanes-Oxley that will address said committees. On May 24, 2003, the board's committee structure was reorganized such that the Compensation and Organization Committee and the Nominating Committee were eliminated and replaced, respectively, with a new Compensation Committee and a Nominating and Governance Committee. The Audit Committee and the Business Development Task Force were unaffected by this reorganization. With respect to each committee of the board of directors described below, upon the acceptance for payment of shares of eXegenics Capital Stock pursuant to the exchange offer, and upon AVI's request, eXegenics is required to cause directors designated by AVI to constitute at least the same percentage on each committee as the directors designated by AVI that are represented on eXegenics' board of directors.

        Meeting Attendance.    During the year ended December 31, 2002, there were 14 meetings of our board of directors, and the various committees of the board met a total of 13 times. No director attended fewer than 75% of the total number of meetings of the board and of committees of the board on which he served during fiscal 2002.

        Audit Committee.    Our Audit Committee met five times during 2002. This committee had three members during fiscal 2002, Irwin Gerson (Chairman) and Ira J. Gelb, both of whom resigned from the eXegenics board on May 15, 2003, and Walter M. Lovenberg, Ph.D. On May 19, 2003, the board appointed Joseph M. Davie, M.D., Ph.D. to the Audit Committee and our Audit Committee is now comprised of two members, Joseph M. Davie, M.D., Ph.D. and Walter M. Lovenberg, Ph.D. Our Audit Committee reviews the engagement of our independent accountants, reviews annual financial statements, considers matters relating to accounting policy and internal controls and reviews the scope of annual audits.

        Compensation and Organization Committee.    Our Compensation and Organization Committee met three times during fiscal 2002, and had three members: Gary E. Frashier (Chairman), whose service as a director ended on May 19, 2003, Irwin C. Gerson, who resigned on May 15, 2003 and Robert J. Easton. On May 24, 2003, a new Compensation Committee replaced the existing Compensation and Organization Committee, and is presently comprised of Joseph M. Davie, M.D., Ph.D., Robert J. Easton and Walter M. Lovenberg, Ph.D. The Compensation and Organization Committee reviews, approves and makes recommendations regarding our compensation policies, practices and procedures to ensure that legal and fiduciary responsibilities of the board of directors are carried out and that such policies, practices and procedures contribute to our success. The Compensation Committee operates under a written Charter approved by the board of directors.

        Nominating Committee.    During the last fiscal year, we had a Nominating Committee, which consisted of Gary E. Frashier (Chairman), whose service as a director ended on May 19, 2003, Ira J. Gelb, who resigned on May 15, 2003, and Walter M. Lovenberg, Ph.D. The Committee held no meetings during fiscal 2002. On May 24, 2003, the Nominating Committee was replaced by a new Nominating and Governance Committee, and is currently comprised of three members, Joseph M. Davie, M.D., Ph.D., Robert J. Easton and Walter M. Lovenberg, Ph.D. The committee's role, following consultation with all other members of the board of directors, is to make recommendations to the full board as to the size and composition of the board and to make recommendations as to particular nominees. Our Nominating and Governance Committee will consider nominees recommended by stockholders. Stockholders may submit recommendations with regard to nominees for election to the board of directors by notice in writing, received by our Secretary at least 55 days prior to the anniversary date of the date in the prior year on which we first mailed our proxy materials for the prior year's annual meeting of stockholders, but not earlier than 75 days prior to that date. Each notice of nomination by a stockholder must set forth (i) such information relating to a nominee that is required by Regulation 14A under the Securities Exchange Act of 1934, (ii) the nominee's written consent to being named as a nominee and to serving as a director, if elected, (iii) the name, address and eXegenics stock ownership information of the stockholder giving notice and the beneficial owner, if any, on whose behalf the nomination is made, and (iv) whether such stockholder or beneficial owner intends to deliver proxy materials to a sufficient number of stockholders required to elect such nominee. The Nominating Committee operates under a written Charter approved by the board of directors.

        Compensation Committee Interlocks and Insider Participation.    None of the members of our current Compensation Committee serve as a member of the board of directors or Compensation Committee of any entity that has one or more executive officers serving as a member of our board of directors or Compensation Committee. Please see the section entitled "Certain Relationships and Related Transactions" set forth elsewhere in this schedule for a description of transactions between us and Messrs. Gary E. Frashier, one of our former directors, and Robert J. Easton.

        Business Development Task Force.    Our Business Development Task Force met five times during fiscal 2002. The committee had four members, Gary E. Frashier (Chairman), whose service as a director ended on May 19, 2003, Ronald L. Goode, Ph.D., Robert J. Easton and Walter M. Lovenberg, Ph.D. This committee had reviewed potential business alliances.

Compensation of Directors

        In December 2002, the directors agreed to a reduction of approximately 33% in their compensation for the monthly service fee and the meeting fees, from $1,500 to $1,000. We currently pay each non-employee director a monthly fee of $1,000 for service as a director, plus $1,000 for each day of a board of directors meeting attended, $1,000 for each board of directors conference call meeting in which he participated, $750 for each committee meeting attended and $750 for each committee conference call meeting in which he participated. We reimburse directors for all expenses incurred for attending our board meetings and committee meetings.

        Directors are eligible to participate in our Amended and Restated 2000 Stock Option Plan (the "Plan"). The board of directors previously approved an option grant schedule for non-employee directors that provides for an option to purchase 50,000 shares of our common stock upon first joining the board and then annual grants to be awarded at the beginning of each calendar year as follows: (i) an option to purchase 25,000 shares of our common stock until a total of 150,000 options is reached, then (ii) an option to purchase 15,000 shares of our common stock until a total of 200,000 options is reached, then (iii) an option to purchase 10,000 shares of our common stock every year thereafter. The initial grant of an option to purchase 50,000 shares of our common stock has an exercise price equivalent to the fair market value of our common stock on the date of issuance, while each annual option grant has an exercise price equivalent to the fair market value of our common stock on the second Friday of January of the year in which it was granted. In addition, directors are eligible to receive other periodic grants of options from time to time under the Plan. Options granted under the Plan to non-employee directors are immediately exercisable on the date of grant. Options to purchase a total of 90,000 shares were granted under this formula during fiscal 2002 to Robert J. Easton and Walter M. Lovenberg and to former directors, Gary E. Frashier, Ira J. Gelb and Irwin C. Gerson. Options granted during fiscal 2002 to Arthur P. Bollon and Ronald L. Goode, Ph.D. are reported under "Executive Compensation—Option Grants in Last Fiscal Year" set forth elsewhere in this schedule.

        We paid Easton Associates L.L.C., of which Robert J. Easton, one of our directors, is the Chairman, $62,500 during fiscal 2002 for consulting services for strategy and market planning services. This payment is in addition to the remuneration Mr. Easton receives as a director.

        During fiscal 2002, Gary E. Frashier, one of our former directors, was also employed by us as a consultant in addition to his responsibilities as a director. Mr. Frashier's total remuneration for consulting services during fiscal 2002 was $67,500. This payment was in addition to the remuneration Mr. Frashier received as a director.

EXECUTIVE COMPENSATION

        The information contained below was disseminated to eXegenics stockholders in eXegenics' Proxy Statement dated April 15, 2003, in connection with our 2003 Annual Meeting of Stockholders which was held on June 17, 2003. Such information pertains to the year ended December 31, 2002. Subsequent to December 31, 2002, Arthur P. Bollon, a former director and Executive Vice President, Robert J. Rousseau, the former Vice President of Business Development and Licensing, and Joan Gillett, the former Vice President, Controller and Principal Accounting Officer, resigned from their respective positions at eXegenics.

Summary Compensation Table

        The following Summary Compensation Table sets forth summary information as to compensation received by our Chief Executive Officer and each of our other most highly compensated executive officers who were employed by us at the end of fiscal 2002 for services rendered to us in all capacities during the three fiscal years ended December 31, 2000, 2001 and 2002, and who earned in excess of $100,000 for services rendered to us during fiscal 2002.

	Annual Compensation								Long-Term Compensation
Name and Principal Position	Year	Salary		Bonus		Other Annual Compensation			Securities Underlying Options (#)
Ronald L. Goode, Ph.D. President, CEO, Chairman and Director	2002 2001 2000	$ $	373,333 275,512 —	$	— 105,000 —	$ $	12,000 81,312 —	(2) (1)	300,000 400,000 —
Arthur P. Bollon, Ph.D. Former Executive Vice President and Director(3)	2002 2001 2000	$ $ $	250,000 254,487 220,769	$	— 25,000 —	$ $ $	6,000 6,038 6,000	(2) (2) (2)	25,000 100,000 75,000
Joan H. Gillett Vice President and Controller(4)	2002 2001 2000	$ $ $	141,500 133,667 24,000	$	— 14,000 —	$ $	6,000 4,884 —	(2) (2)	35,000 — 35,000
Robert J. Rousseau, Ph.D. Former Vice President of Business Development and Licensing(5)	2002 2001 2000	$ $	151,667 111,873 —		— — —	$ $	6,000 27,668 —	(2) (6)	15,000 50,000 —

(1)
Other annual compensation for Dr. Goode during fiscal 2001 consisted of $70,812 toward relocation expenses and $10,500 toward car expenses.

(2)
Other annual compensation for these named executive officers consisted of a car allowance.

(3)
Dr. Bollon served as our Executive Vice President and a Director until his resignation on January 10, 2003.

(4)
Ms. Gillett served as our Vice President, Controller and Principal Accounting Officer until her resignation, which was effective as of April 30, 2003.

(5)
Dr. Rousseau served as our Vice President of Business Development and Licensing until his resignation which was effective as of January 31, 2003.

(6)
Other annual compensation for Dr. Rousseau for fiscal 2001 consisted of $22,691 toward relocation expenses and $4,977 toward car expenses.

Option Grants in Last Fiscal Year

        The following table shows grants of stock options that we made during the fiscal year ended December 31, 2002 to each of our executive officers named in the Summary Compensation Table, above.

					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(5)
	Number of Securities Underlying Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year
Name			Exercise or Base Price ($/Share)	Expiration Date
					5%	10%
Ronald L. Goode, Ph.D.(1)	300,000	52.49	$1.00	12/9/2012	$189,297	$479,716
Arthur P. Bollon, Ph.D.(2)	25,000	4.37	$1.77	3/3/2012	$27,829	$70,523
Joan Gillett(3)	35,000	6.12	$1.07	12/9/2012	$23,489	$59,526
Robert J. Rousseau, Ph.D.(4)	15,000	2.62	$1.77	3/3/2012	$16,697	$42,314

(1)
The options are non-qualified stock options, granted pursuant to eXegenics' Amended and Restated 2000 Stock Option Plan. Options to purchase 100,000 shares of Common Stock, at an exercise price of $1.93 per share, vest annually in three equal installments commencing one year from the date of grant. Options to purchase 200,000 shares of Common Stock, at an exercise price of $0.54 per share, vested at the time of the grant.

(2)
The options are non-qualified stock options, granted pursuant to eXegenics' Amended and Restated 2000 Stock Option Plan. Options to purchase 25,000 shares of Common Stock, at an exercise price of $1.77 per share, vest annually in three equal installments commencing one year from the date of grant.

(3)
The options are non-qualified stock options, granted pursuant to eXegenics' Amended and Restated 2000 Stock Option Plan. Options to purchase 15,000 shares of Common Stock, at an exercise price of $1.77 per share, vest annually in three equal installments commencing one year from the date of grant. Options to purchase 20,000 shares of Common Stock, at an exercise price of $0.54 per share, vested at the time of the grant.

(4)
The options are non-qualified stock options, granted pursuant to eXegenics' Amended and Restated 2000 Stock Option Plan. Options to purchase 15,000 shares of Common Stock, at an exercise price of $1.77 per share, vest annually in three equal installments commencing one year from the date of grant.

(5)
In accordance with the rules of the SEC, we show in these columns the potential realizable value over the term of the option (the period from the grant date to the expiration date). We calculate this assuming that the fair market value of our Common Stock on the date of grant appreciates at the indicated annual rate, 5% and 10% compounded annually, for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price. These amounts are based on assumed rates of appreciation and do not represent an estimate of our future stock price. Actual gains, if any, on stock option exercises will depend on the future performance of our Common Stock, the option holder's continued employment with us through the option exercise period, and the date on which the option is exercised.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

        The following table shows information regarding exercises of options to purchase our common stock by each executive officer named in the Summary Compensation Table during the fiscal year ended December 31, 2002. The table also shows the aggregate value of options held by each executive officer named in the Summary Compensation Table as of December 31, 2002. The value of the unexercised in-the-money options at fiscal year end is based on a value of $0.35 per share, the closing price of our stock on the NASDAQ SmallCap Market on December 31, 2002 (the last trading day prior to the fiscal year end), less the per share exercise price.

			Number of Securities Underlying Unexercised Options at Fiscal Year-End		Value of the Unexercised In-The-Money Options at Fiscal Year-End
Name	Shares Acquired on Exercise	Value Realized(1)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Ronald L. Goode, Ph.D.	—	$0	600,000	100,000	$0	$0
Arthur P. Bollon, Ph.D.	—	$0	495,000	75,000	$0	$0
Joan H. Gillett	—	$0	55,000	15,000	$0	$0
Robert J. Rousseau, Ph.D.	—	$0	25,000	40,000	$0	$0

(1)
Amounts shown in this column do not necessarily represent actual value realized from the sale of the shares acquired upon exercise of the option because in many cases the shares are not sold on exercise but continue to be held by the executive officer exercising the option. The amounts shown represent the difference between the option exercise price and the market price on the date of exercise, which is the amount that would have been realized if the shares had been sold immediately upon exercise.

Employment Contracts, Termination of Employment and Change-in-Control Arrangements

        Ronald L. Goode, Ph.D. entered into an employment agreement with us on March 21, 2001, to serve as our President and Chief Executive Officer until March 20, 2004. The employment agreement provides for the payment to Dr. Goode of a base salary of $375,000 per year with an annual bonus payment of up to 60% of Dr. Goode's base salary, at the discretion of the board of directors. On December 9, 2002, Dr. Goode's base salary was increased to $405,000 and he was awarded a bonus, payable in January 2003, of $105,000. The employment agreement provides that in the event Dr. Goode's employment is terminated by us without cause, Dr. Goode terminates his employment for good reason, or upon a change of control, Dr. Goode shall receive severance payments of equal monthly installments at the base rate until the expiration of 18 months following the date of termination, if such date is after March 21, 2003. Dr. Goode also receives a car expense allowance of $1,000 per month under the employment agreement. The employment agreement contains a two-year post-termination non-compete, non-solicitation and non-disclosure agreement.

        Arthur P. Bollon, Ph.D. was employed by us under an employment agreement that provided for payment of his salary through November 6, 2003, which was automatically renewable absent notice from us of our intent not to renew; Dr. Bollon and we mutually agreed as to the termination of his employment on January 10, 2003. The employment agreement provided for the payment to Dr. Bollon of a base salary of $250,000 per year. In addition, in the event Dr. Bollon was terminated without cause or due to a disability, the employment agreement provided that Dr. Bollon would have received severance payments of equal monthly installments at his base rate until the expiration of the term. Dr. Bollon also received a car expense allowance of approximately $600 per month under the employment agreement. The employment agreement contained a one year post-termination non-compete and non-solicitation agreement.

        David E. Riggs entered into an employment agreement with us on March 10, 2003, to serve as our Vice President, Chief Business Officer and Chief Financial Officer until March 9, 2006, to be automatically renewed for additional one-year periods, unless sooner terminated. The employment agreement provides for the payment to Mr. Riggs of a base salary of $235,000 per year with an annual bonus payment of up to 30% of Mr. Riggs's base salary, at the discretion of the board of directors. The employment agreement provides that in the event Mr. Riggs' employment is terminated by us without cause or by Mr. Riggs for good reason, Mr. Riggs shall receive severance payments of equal monthly installments at the then current base rate until either (i) the expiration of 12 months following the date of termination, if such date is prior to March 10, 2004, (ii) the expiration of nine months following the date of termination, if such date is before March 10, 2005, (iii) the expiration of six months following the date of termination, if such date is before March 9, 2006, or (iv) the expiration of six months following the date of termination, if such date is during a renewal period. The employment agreement contains a one-year post-termination non-compete, non-solicitation and non-disclosure agreement.

        The 2000 Stock Option Plan provides that a committee of the Board of Directors has the authority to accelerate the exercisability of any outstanding option at such time and under such circumstances as it, in its sole discretion, deems appropriate.

        The 1996 Stock Option Plan provides that any or all outstanding options under the plan shall accelerate and become exercisable in full immediately prior to a merger of eXegenics in which eXegenics is not the surviving corporation.

        The 1992 Stock Option Plan provides that the Board of Directors may provide for such adjustments in the option price and in the number or kind of shares of Common Stock covered by outstanding options as the Board in its sole discretion, exercised in good faith, may determine is equitably required to prevent dilution or enlargement of the rights of the optionees that would otherwise result from any merger transaction.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        Section 16(a) of the Exchange Act requires our directors, officers and persons who own more than 10% of our common stock, to file with the Securities and Exchange Commission initial reports of beneficial ownership and reports of changes in beneficial ownership of our common stock and other equity securities. Officers, directors and greater than 10% beneficial owners are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

        To our knowledge, based solely on review of the copies of such reports furnished to us and written representations that no other reports were required, during the fiscal year ended December 31, 2002, all Section 16(a) filing requirements applicable to our officers, directors and greater than 10% beneficial owners were complied with, except that two reports filed by Ronald L. Goode, Ph.D. each covering one stock option grant were filed late and two reports, each covering one stock option grant, were not timely filed by Joan Gillett. Reports, each covering one stock option grant, were also filed late by former directors and/or officers Arthur P. Bollon, Ph.D., Gary M. Frashier, Ira J. Gelb, M.D., Irwin C. Gerson and Robert J. Rousseau, Ph.D. as well as by Robert J. Easton and Walter M. Lovenberg, Ph.D.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Easton Associates L.L.C.

        In December 2000, we entered into an agreement with Easton Associates L.L.C. for strategy and market planning services. Under this agreement, Easton Associates was paid $62,500 for services rendered in 2002. Mr. Easton, one of our directors, is the chairman of Easton Associates.

Gary E. Frashier

        In December 2000, we entered into an agreement with Gary E. Frashier, one of our former directors, for consulting services. Mr. Frashier was paid $67,500 for his consulting services during fiscal 2002. This consulting agreement terminated as of May 19, 2003.

Joan H. Gillett

        Pursuant to her termination agreement, dated as of April 30, 2003, Joan Gillett, the former Vice President, Controller and Principal Accounting Officer of eXegenics, was paid a lump sum of $79,000, and is entitled to the costs of the premiums associated with continuing her health insurance for a period of six months commencing as of the date of said agreement.

Ronald L. Goode, Ph.D.

        In May 2001, we sold 100,000 shares of Common Stock to our President and Chief Executive Officer, Ronald L. Goode, Ph.D., for a purchase price of $3.25 per share, the fair market value at the time of the transaction. Dr. Goode paid the purchase price of $325,000 with $25,000 in cash and $300,000 by issuing a five-year promissory note to us bearing interest at a rate of 4.71% per annum, payable semi-annually. To date, Dr. Goode is current on all loan payments and had made $22,325 in interest payments as of December 31, 2002.

Robert J. Rousseau, Ph.D.

        Pursuant to his termination agreement, dated as of January 16, 2003, Robert J. Rousseau, Ph.D., was paid a lump sum of $35,000, less applicable taxes and withholding, and is entitled to the costs of the premiums associated with continuing his health insurance for a period of ninety days commencing as of the date of said agreement. Such amount was fully paid by January 31, 2003. Dr. Rousseau's employment terminated on January 31, 2003.

Roan/Meyers Associates, L.P.

        On August 13, 2002, we entered into an agreement with Roan/Meyers Associates, L.P. for financial advisory services. Pursuant to the terms of this agreement, we paid Roan/Meyers Associates a retainer of $50,000 and must pay them $6,500 per month through July 2003. In addition, we issued them warrants to purchase 125,000 shares of our Common Stock at a purchase price of $1.00 per share, with an expiration date of August 13, 2007, and additional warrants to purchase 125,000 shares of our Common Stock at a purchase price of $0.55 per share, with an expiration date of August 13, 2007. Roan/Meyers Associates is also entitled to reimbursement for reasonable out-of-pocket expenses.

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INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER
GENERAL
CHANGE IN CONTROL
VOTING SECURITIES OF EXEGENICS
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
MANAGEMENT
EXECUTIVE COMPENSATION
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS